UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

The unaudited interim consolidated financial statements of Compugen Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2012 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.  The Operating and Financial Review and Prospects of Compugen as of and for the six months ended June 30, 2012 and June 30, 2011 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655.

Exhibits

Exhibit Number 99.1	Description of Exhibit Unaudited interim consolidated financial statements as of and for the six months ended June 30, 2012.
99.2	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2012 and June 30, 2011.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2012 and December 31, 2011; (ii) Consolidated of Comprehensive Loss for the six months ended June 30, 2012 and 2011; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2012 and the year ended December 31, 2011; (iv) consolidated statements of cash flows for the six months ended June 30, 2012 and 2011; and (v) notes to the unaudited consolidated financial statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 29, 2012	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer